The following principal investment strategy for Fidelity Equity Dividend Income Fund took effect January 28, 2012 (new text is underlined):

FMR normally invests at least 80% of the fund's assets in equity securities. FMR normally invests the fund's assets primarily in income-producing equity securities that pay current dividends and that it believes show potential for capital appreciation. FMR may also invest the fund's assets in other types of equity securities and debt securities, including lower-quality debt securities.